June 19, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Greenbacker Renewable Energy Company LLC
Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1
Filed on June 19, 2013
File No. 333-178786-01

Dear Ms. Ransom, Ms. Brown and Ms. Kaufman:

On behalf of our client, Greenbacker Renewable Energy Company LLC, a Delaware limited liability company (the “Company”), we submit for filing Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-178786-01) (the “Registration Statement”). Pre-Effective Amendment No. 4 to the Registration Statement contains changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the "Commission") contained in the Staff’s letter dated May 23, 2013 (the "May 23 Letter"), with respect to the Registration Statement.

Set forth below are the Company's responses to the Staff’s comments contained in the May 23 Letter. The responses are set out in the order in which the comments were set out in the May 23 Letter and are numbered accordingly.

Immediately following the responses to the Staff's comments contained in the May 23 Letter, we have also set forth a transcription of an oral comment received from the Staff of the Division of Investment Management of the Commission by telephone on May 31, 2013, followed by the Company's response to the oral comment.

We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 4 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to Pre-Effective Amendment No. 3 to the Registration Statement. All page references in the responses below are to the pages of the marked copy of Pre-Effective Amendment No. 4 to the Registration Statement.

General

1.	We received your supplemental materials dated May 8, 2013 in support of certain industry data cited in your registration statement. Please provide supporting materials for the following statements in your registration statement, or revise them, as they do not appear to be supported by the materials you provided.

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June 19, 2013

•	“This capacity will have to be replaced but existing government regulations make it virtually impossible to build new coal fired power generation facilities so in all likelihood the generation capacity will have to be replaced with renewable energy generation.” (page 91)

•	“In addition, supported in part by federal tax credits in the early part of the projection period, the Federal renewable fuel standards, and state RPS, non-hydropower renewable generating capacity is expected to grow at a faster rate than fossil fuel capacity, according to the Annual Energy Outlook.” (page 91)

•	“Constructing and operating wind farms is highly capital intensive and financing costs have increased dramatically as banks cut bank on lending.” (page 97)

•	“Emissions of carbon dioxide and air pollutants like nitrogen oxide, sulfur dioxide and volatile organic particles can be substantially reduced with CHP.” (page 98)

In response to the Staff's comment, the Company will supplementally provide the Staff with supporting materials for the statements referenced above. In addition, the Company has revised the statement noted in the first bullet above on page 92 and has removed the statement noted in the third bullet above on page 98.

Prospectus Summary, page 2

Our Business Objective and Policies, page 4

2.	We note your disclosure on page 5 that your “primary investment strategy is to acquire controlling equity stakes, which we define as ownership of 25% or more of the outstanding voting securities of a company or having greater than 50% representation on a company’s board of directors. . . .” Please advise how this is consistent with your disclosure on page 20 that you “intend to conduct [your] operations directly and through wholly or majority-owned subsidiaries. . . .”

In response to the Staff's comment, the Company advises the Staff that the Company intends to conduct its business through wholly or majority-owned subsidiaries. As disclosed on page 2 of the Registration Statement under the caption “Prospectus Summary – Greenbacker Renewable Energy Company,” the Company will conduct a significant portion of its operations through Greenbacker Renewable Energy Corporation (“GREC”), of which the Company is the sole shareholder. GREC will in turn conduct its business through wholly owned and majority owned subsidiaries which will be organized to facilitate the grouping of similar assets types. GREC expects that at least one of these subsidiaries will for example hold debt provided to finance the development of new projects. Another subsidiary is expected to hold controlling equity stakes in new or existing projects.

Plan of Distribution, page 55

The Offering, page 55

United States Securities and Exchange Commission

June 19, 2013

3.	We note your response to comment nine in our letter dated March 28, 2013. In your response to the third bullet of that comment, you state that “while it is unlikely to occur, an investor could receive a different offering price than the offering price that was effective on the day the investor submitted his or her subscription agreement if the subscription process was unduly hindered.” The investors would make their investment decisions based on the price that was effective on the day they submit their subscription agreements. It remains unclear to us how you would be able to charge these investors a different price without obtaining new subscription agreements that reflect the new price. Please revise your filing and your subscription agreement to disclose that if the offering price changes after the time an investor submits his or her subscription agreement, you will be required to obtain a new subscription agreement with the then current offering price and, as to this subset of investors, initial subscription agreements will be revocable.

As previously discussed with the Staff, the Company’s process for implementing changes to the offering price, as well accepting investors' subscription agreements will be as follows: commencing with the first full quarter after the minimum offering requirement is satisfied, the Company's board of directors will meet quarterly to determine the Company’s net asset value per share, as well as any necessary adjustments to the Company's offering price per share so that the net offering price is neither above nor below the Company’s net asset value per share. Promptly following any such adjustment to the offering price, we will file a prospectus supplement or post-effective amendment to the Registration Statement disclosing such adjusted offering price, as well as post the updated information on the Company’s website. The Company expects to publish any adjustments to the offering price five business days prior to the end of the first month following each completed fiscal quarter. In addition, the adjusted offering price will become effective five business days after such adjusted offering price is publicly disclosed. Furthermore, investors will purchase shares at the offering price that was in effect at the time they submit their completed subscription agreements to the dealer manager for the offering, regardless of whether a different offering price is in effect at the time their subscription agreements are accepted by the Company.

Critical Accounting Policies and Use of Estimates, page 72

Investment Classification, page 73

4.	We note your response to prior comment 11 and your analysis of ASC 946-10-15-2. So that we can better understand your position, please address the following:

•	Describe to us the types of approval rights you expect to have over significant decisions impacting the assets as well as how and why you would expect to exercise those rights;

As previously discussed with the Staff, the Company expects to have the following approval rights:

•	the right to change the third party manager/joint venture partner;

•	the right to dispose of assets through sale or closing of a facility; and

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June 19, 2013

•	the right to restructure transactions to benefit the Company's members.

•

Tell us who (e.g. the Company, GCM, etc.) will contract with the third-party manager or joint venture partners and what functions you expect the third-party manager or joint venture partners to perform for each significant type of investment you describe in your filing; and

As previously discussed with the Staff, the Company expects that its wholly and majority-owned subsidiaries will contract with the third party manager or joint venture partner, and that such third party manager or joint venture partner will perform the required monitoring, inspection, and routine and scheduled maintenance for the assets.

•

Explain whether the Company or its affiliates will have the ability to replace the third party manager or joint venture partner performing the day-to-day management responsibilities and, if so, under what situations would this occur.

As previously discussed with the Staff, the Company expects to have the ability to remove and replace the third party manager or joint venture partner in connection with a breach by such third party manager or joint venture partner of its obligations under the applicable contract with the Company.

Certain Relationships and Related Party Transactions, page 131

5.	We note your response to comment 16 in our letter dated March 28, 2013 and reissue this comment. Please revise to provide additional detail regarding the fees payable to Strategic Capital since the company appears to be obligated to reimburse Greenbacker Group, LLC for these fees.

In response to the Staff's comment, the Company has revised the Registration Statement on page 132 under the caption "Certain Relationships and Related Party Transactions" to clarify that, upon effectiveness of the Registration Statement, Greenbacker Group LLC will pay Strategic Capital Advisory Services, LLC an aggregate of $1,250,000 in fees for providing formation services, and that the Company will be obligated to reimburse a portion of such fees in connection with its obligation to reimburse the Company's advisor and its affiliates for certain organization and offering expenses incurred by them on the Company's behalf.

Consolidated Notes to Statement of Assets and Liabilities, page F-4

Note 2—Summary of Significant Accounting Policies, page F-4

Organization and Offering Costs, page F-7

6.	We note that you have deleted the reference to "successful completion of the offering" on page 131 in response to comment 16 in our letter dated March 28, 2013. As applicable, please make a similar revision to your disclosure on page F-7.

In response to the Staff's comment, the Company has included updated financial statements for the Company, which reflect the revised disclosure as requested on page F-19.

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Note 3 Members Capital, page F-9

Share Repurchase Program, page F-10

7.	Please revise the paragraph under this subject heading to make your disclosure consistent with your revisions on page 163 regarding your share repurchase program.

In response to the Staff's comment, the Company has included updated financial statements for the Company, which reflect the revised disclosure as requested on page F-21.

Part II – Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-2

8.	Please revise to delete undertakings (7) and (8), as these undertakings are limited to investments in real estate.

The Company respectfully advises the Staff that undertakings (7) and (8) are required by undertaking 20.D of Industry Guide 5. The Commission approved Securities Act Industry Guide 5 for publication in 1976 to provide disclosure guidance for preparing registration statements relating to offers and sales of interests in real estate limited partnerships. While Guide 5, by its terms, applies only to real estate limited partnerships, in 1991 the Commission stated that “the requirements contained in the Guide should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts and for all other limited partnership offerings.” We believe that this undertaking from Guide 5 should be applied to this offering. We also note that the Staff at one point seemed to share this view. In comment no. 5 of the Staff's letter, dated January 27, 2012, the Staff indicated that the requirements of Guide 5 should be considered, as appropriate, in the preparation of registration statements for blind pool offerings, and comment no. 4 of the Staff's letter dated January 19, 2013, in which the Staff requested that Company revise the registration statement to substantially comply with the applicable requirements of Industry Guide 5. We also note that several recent non-traded direct participation programs that were pursuing non-real estate business plans included these undertakings. For example, see Macquarie Equipment Leasing Fund, LLC (Registration No. 333-154278), SQN Alternative Investment Fund III, L.P. ( Registration Number 333-166195), and Commonwealth Income & Growth Fund VII, LP (Registration No. 333-156357).

Oral Comment from the Staff of the Division of Investment Management of the Commission

On February 28, 2013, the Company provided the following response to the staff: "The Company has disclosed that it will be in the business of acquiring, managing, and financing renewable energy projects. In regards to the Company’s use of the term "managing", the Company does not mean that it will manage the day-to-day operations of the investee or manage the investee’s assets, but rather that it will “manage” its portfolio of equity and other interests in the entities that hold the renewable energy assets, which is consistent with the nature of an investment company. The Company will revise the prospectus to clarify that its objective is to acquire and finance renewable energy projects, and to manage its portfolio of assets to maximize the return to members.

United States Securities and Exchange Commission

June 19, 2013

Based on this response, it appears as though the Company is proposing to engage in the business of investing, reinvesting or trading in securities. Please explain why the company is not an investment company under Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the "1940 Act").

We believe it is necessary to separate the accounting analysis of the Company from the 1940 Act analysis. As you note above, the Company included in its response letter the following sentence: "In regards to the Company’s use of the term "managing", the Company does not mean that it will manage the day-to-day operations of the investee or manage the investee’s assets, but rather that it will “manage” its portfolio of equity and other interests in the entities that hold the renewable energy assets, which is consistent with the nature of an investment company." This response was given as part of an explanation relating to whether or not the specialized accounting principles of ASC 946 should be applied to the Company. The sentence was intended to convey that the manner in which the Company conducts its business is consistent with issuers that are permitted to prepare their financial statements under the specialized accounting principles of ASC 946, not that the Company is or has any intention of holding itself out as a investment company under the 1940 Act. While the Company continues to believe it meets the requirements necessary for an entity to use investment company accounting, it reiterates to the Staff that it is not an investment company under the 1940 Act, and more specifically, under Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act.

Section 3(a)(1)(A) of the 1940 Act defines an investment company as "any issuer which…is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities." As such, an issuer will be an investment company under Section 3(a)(1)(A) only if it (1) is engaged primarily in an investment company business, (2) holds itself out as being primarily engaged in an investment company business, or (3) proposes to engage primarily in an investment company business.

With respect to the second prong, we believe the relevant test is whether the issuer makes public statements about its investment business from which a reasonable person might conclude that the issuer is in the business of investing, reinvesting or trading in securities. The Company prominently discloses in its registration statement that "it intends to operate [its] business in a manner that will permit [it] to maintain [its] exemption from registration under the Investment Company Act of 1940…." Moreover, like almost all mortgage UPREITs, the Company prominently discloses in its registration statement that it intends to conduct its operations directly and through wholly or majority-owned subsidiaries such that no more than 40% of the Company's total assets on an unconsolidated basis (exclusive of cash and U.S. government securities) consist of "investment securities." The Company also discloses that "since [it] will be primarily engaged in the business of acquiring, managing and financing renewable energy projects, [it] believes that the company and most, if not all, of its wholly owned and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(A) [and] that [s]ome of [its] majority-owned subsidiaries may also rely on the exemption provided by Section 3(c)(5)(B) of the Investment Company Act…" Based on the disclosure in the Company's registration statement, we do not believe any reasonable investor could conclude that the Company is or holds itself out as being

United States Securities and Exchange Commission

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engaged in the business of investing, reinvesting, or trading in securities. Rather, the Company will be engaged in the non-investment company business of these subsidiaries.

With respect to the first and third prongs of the definition under Section 3(a)(1)(A) of the 1940 Act, we believe it is instructive to examine the five factors developed by the Commission in Tonopah Mining Company of Nevada.1 Under Tonopah, the five factors used to determine the business in which an issuer is primarily engaged are: (1) the issuer's historical development, (2) its public representations of policy, (3) the activities of its officers and directors, (4) the nature of its present assets, and (5) the sources of its present income.

With respect to the first two factors above, as previously discussed, the Company presents itself to the public as an operating company, and the intention in the future is to ensure that its web site, annual reports and other public statements comport with this reality. In fact, the first line of the registration statement states that the Company "intends to acquire income-generating renewable energy and energy efficiency and sustainable development projects and other energy-related businesses as well as finance the construction and/or operation of these projects and businesses." This statement of business approach contrasts starkly with Tonopah, and no reasonable investor in the market for a mutual fund or hedge fund or other investment pool would turn to the Company.

With respect to the third factor above and as disclosed in the registration statement, the officers and directors of the company will spend the majority of their efforts operating the business of the Company and its subsidiaries, which includes, but is not limited to: (1) capitalizing on underserviced markets; (2) focusing on hard assets that produce significant and dependable cash flows; (3) efficiently utilizing government incentives where available; (4) employing creative deal structuring to optimize capital, tax and ownership structures; (5) partnering with experienced financial, legal, engineering and other professional firms; (6) employing sound due diligence and risk mitigation processes; and (7) monitoring and managing assets on an ongoing basis. This type of management is wholly consistent with the operation profile of mortgage REITs which operate their businesses primarily through wholly-owned or majority-owned subsidiaries that typically rely on Section 3(c)(5)(C) for their 1940 Act exclusions. The only difference is that the Company's subsidiaries will extend financing in the form of eligible loans under 3(c)(5)(B), the proceeds of which will be used to finance renewable energy projects. The 3(c)(5)

[1]

26 SEC 426 (1947) [hereinafter "Tonopah"]. See also, SEC v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007) (Easterbrook, C.J.) [hereinafter "Presto"]; ("According to Tonopah, what matter are the company's history, the way the company represents itself to the investing public today, the activities of its officers and directors, the nature of its assets and the sources of its income."); Dan River, Inc. v. Icahn, 701 F.2d 278, 291 n.14 (4th Cir. 1983) (noting that five factors have been deemed to be relevant in making a determination as to whether a company is engaged primarily in the business of investing on securities for purposes of what was then Section 3(a)(1), "with special attention the composition of a company's assets and the sources of the company's income."); SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 28, 29 (S.D.N.Y. 1968) [hereinafter "Fifth Ave."] ("To determine whether a company is engaged primarily in the business of investing, its total activities of all sorts must be considered"; in concluding that a company had become an inadvertent investment company under what was then Section 3(a)(1), the court held that "the business of investing in securities" was what the company "spent its money for" and "where its income came from"), aff'd, 435 F.2d 510 (2d Cir. 1970).

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exclusions have never required day-to-day management of any underlying assets, rather they have always depended on the type of assets held by entity relying on the exclusion.

With respect to the fourth and fifth factors above, like the majority of mortgage UPREITs, the Company anticipates that no more than 45% of its assets will be invested in securities and no more than 45% of its income will be derived from investment.2 Rather, a majority of the Company's assets will consist of its equity interests in the underlying wholly and majority-owned subsidiaries through which it conducts its business, and the majority of its income will be generated from interests its subsidiaries hold in renewable energy assets.

Based on the foregoing, we do not believe the Company is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. We therefore believe the Company is not an investment company under Section 3(a)(1)(A) of the 1940 Act.

Further, we note that the Company has included in its registration statement risk factor disclosure relating to the 1940 Act on pages 11 and 26 under the captions "Prospectus Summary" and "Risk Factors," respectively, as well as disclosure regarding 1940 Act considerations on pages 20 and 104 under the captions "Prospectus Summary" and "Business," respectively.

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-8527.

Sincerely,

/s/ Jay L. Bernstein

Jay L. Bernstein

Enclosures

cc:	Robyn Manuel
Adam Glazer
David Sher, Greenbacker Renewable Energy Company LLC
Charles Wheeler, Greenbacker Renewable Energy Company LLC
Jacob A. Farquharson, Clifford Chance US LLP

[2]	See Financial Funding Group, Inc., SEC No-Action Letter, (Mar. 3, 1982) (in which the staff stated that as a general matter, "if a company has no more than 45 percent of its assets invested in securities and derives no more than 45 percent of its income from securities, it will not be regarded as being primarily engaged in investing in securities."